UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                 April, 2005

SPIRENT plc

(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SPIRENT PLC

TRADING UPDATE

London, UK - 21 April 2005: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today provided an update on trading.

At the time of the announcement of our 2004 final results we reported that we had seen a satisfactory start to 2005 for the Group as a whole, albeit that we were experiencing a slow down in our Service Assurance division's existing leased line and DSL business. Since then, however, the extent of the decline in this business has been significantly greater than anticipated. This was due in part to customers delaying the release of capital spending budgets. When released these showed a larger than expected shift in customers' investment towards next-generation networks and IP service deployments, including their FTTx initiatives. In addition, recent merger activity among the US carriers has delayed spending on monitoring equipment. These factors have adversely affected this division's performance. Turnover for the Service Assurance division for the first quarter of 2005 was £9.0 million, down £10.8 million compared with the same period last year, and the division generated an operating loss of £5.4 million. We are now expecting to report an operating loss for the division in the region of £10 million in the first half of 2005.

Largely due to the performance of our Service Assurance division, we anticipate that Group operating profit for the first half of the year will be significantly below our previous expectations. In addition, we will be charging one off costs of approximately £3 million in relation to reorganisation expenses and stock write downs and anticipate further costs associated with the planned rationalisation of the supply chain across the Communications group. We also anticipate that we will take a goodwill impairment charge in relation to the Service Assurance division at the half year. The carrying value of goodwill associated with the Service Assurance division is £45 million.

The Group saw a net cash outflow in the first quarter of 2005 in accordance with our plans, as we absorbed working capital and increased capital expenditure. As a result, net debt increased to £33.6 million compared with £26.4 million at the year end.

Our Network Products and Systems groups both traded in line with expectations in the first quarter of 2005 with turnover of £51.4 million and £9.0 million, respectively.

Within our Communications group, the Performance Analysis division delivered turnover of £40.2 million in the first quarter of 2005 representing a 6 per cent increase in constant currencies over the same period last year. This was slightly below our expectations, although we had been budgeting for a seasonally lower first quarter. Quote activity in this division remains good but results for the first half are now expected to be marginally below our original expectations due to a slow down in spending by the US carriers as well as lower than anticipated US government spending on telecoms.

In the Service Assurance division, we have taken actions to realign resources and reduce operating costs including changing the senior management and reducing employee numbers by 15 per cent. We are now also implementing further actions in relation to the rationalisation of the supply chain that will increase efficiencies.

We remain focused on our strategy of transitioning the Service Assurance division towards IP service assurance. We continue to work with potential customers to help them define their strategy for monitoring IP services and are receiving encouraging feedback on our technical understanding and approach to the challenges of monitoring advanced IP-based networks and services. We believe this sector represents a significant future opportunity for us.

Note

The above disclosures are unaudited and are reported on the basis of International Financial Reporting Standards (IFRS).

Business segments reported under IFRS are the same as those reported under UK GAAP however the operating profit or loss is affected by the stricter definitions under IFRS regarding allocation of central costs. Those shared costs, which cannot be directly attributed to individual segments, will now be reported separately as corporate and other costs. Where appropriate comparative numbers have been restated to reflect this change.

Conference call

An analysts conference call will be held at 08.45 UK time today.

Dial in: +44 (0)1452 541 076	US freephone: +1 866 223 9754
Replay: +44 (0)1452 550 000	US freephone: +1 866 247 4222
Access Number: 5737903 #

- ends -

Enquiries

Anders Gustafsson, Chief Executive	Spirent plc	+44 (0)1293 767676
Eric Hutchinson, Finance Director
Investor Relations
Catherine Nash	Spirent plc	+44 (0)1293 767676
Media
Tom Buchanan/Rupert Young	Brunswick	+44 (0)20 7404 5959

About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology which develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to successfully expand our customer base; our ability to continue to benefit from generally improving market conditions; the prevailing market conditions and pace of economic recovery; our ability to improve efficiency and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to a weak US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; the financial burden of our pension fund deficit; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                               LUKE THOMAS
                                                                                                                                                                                  (Registrant)

Date: 21 April, 2005                                                                                                                            By             /S/ Luke Thomas
                                                                                                                                                                                  (Signature)